Exhibit 3.1
ARTICLES OF AMENDMENT
TO RESTATED ARTICLES OF INCORPORATION
OF
MIMEDX GROUP, INC.
TO DECLASSIFY THE BOARD OF DIRECTORS

FIRST: This Corporation is named MiMedx Group, Inc. (the “Corporation”). The Articles of Incorporation of the Corporation were originally filed with the Office of the Department of State of the State of Florida on February 8, 2008. The Restated Articles of Incorporation of the Corporation were filed with the Office of the Department of State of the State of Florida on March 4, 2021.

SECOND: Pursuant to the authority of the Board of Directors of the Corporation set forth in the Corporation’s Restated Articles of Incorporation and Section 607.0602 of the Florida Business Corporation Act (the “Act”), these Articles of Amendment were duly adopted by the Board of Directors of the Corporation on April 28, 2021 in accordance with the provisions of Section 607.1003 of the Act.

THIRD: These Articles of Amendment were duly approved by holders of a majority of the outstanding shares of the Common Stock and of the Preferred Stock of the Corporation, voting together as a single class, in accordance with the provisions of Section 607.1003 of the Act and the Corporation’s Restated Articles of Incorporation on May 27, 2021.

FOURTH: The Corporation’s Restated Articles of Incorporation are hereby amended by deleting Article 10(b) and inserting the following text in lieu thereof:

Article 10. Board of Directors. The business and the affairs of the Corporation shall be managed by, or under the direction of, a Board of Directors comprised as follows:

[…]

(b) The members of the Board of Directors elected at the 2010 annual meeting of Shareholders shall be divided into three classes, designated as Class I, Class II, and Class III as specified in the resolution adopted by Shareholders at such meeting. Each Class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The Class I directors elected at the 2010 annual meeting of Shareholders shall be deemed elected for a three-year term, Class II directors for a two-year term, and Class III directors for a one-year term. Each director shall hold office until the next annual meeting of Shareholders upon which his/her term expires and until his/her successor is elected and qualified, or until his/her earlier death, resignation or removal. At each succeeding annual meeting of Shareholders prior to the 2022 annual meeting, successor directors to the Class of directors whose term expires at that annual meeting of Shareholders shall be elected for a three-year term. If the number of directors has changed, any increase or decrease shall be apportioned among the Classes so as to maintain the number of directors in each Class as nearly equal as possible. Notwithstanding the foregoing, commencing with the 2022 annual meeting of Shareholders, each person nominated as a director to serve in the class of directors whose term shall expire at such annual meeting of Shareholders shall be elected to hold office for a term expiring at the next annual meeting of Shareholders and until his/her successor is elected and qualified or until his/her earlier death, resignation or removal. As a result, commencing with the 2024 annual meeting of Shareholders, the Board of Directors shall consist of one class of directors (with the Class I, Class II and Class III designations being eliminated), with all director nominees at such annual meeting of Shareholders and thereafter being elected to hold office for a term expiring at the next annual meeting of Shareholders and until his/her successor is elected and qualified or until his/her earlier death, resignation or removal.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on May 27, 2021.

MiMedx Group, Inc.

By: /s/ William F. Hulse IV
Name: William F. Hulse IV
Its: General Counsel and Secretary